Farmmi, Inc.

No. 307, Tianning Industrial Area

Lishui, Zhejiang Province s People’s Republic of China s Phone: +86-057-1875555801

January 9, 2018

Loan Lauren P. Nguyen, Legal Branch Chief

Office of Natural Resources

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Farmmi, Inc.

Pre-effective Amendment 1 to Registration Statement on Form F-1

Filed December 5, 2017

File No. 333-221569

Dear Ms. Nguyen:

In response to your oral comments on December 22, 2017, we are writing to supply additional information and to indicate the changes we have made in the enclosed Pre-effective Amendment 2 to the Registration Statement on Form F-1 (the “Amendment 2”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed two redlined copies of Amendment 2 compared against the Amendment 1 to the Registration Statement filed on December 5, 2017 for your review. In addition to the revisions to address the below questions, the primary change in the Amendment 2 is the update of financial statements and related disclosures to include the years ended September 30, 2017 and 2016.

Company Overview, page 1

1.	We note your revisions in response to comment 1. More specifically, your statement in the last paragraph on page 2 that PRC laws permit foreign-owned entities to conduct third-party e-commerce business directly. Please supplement your disclosure in this section which is the Company Overview on page 1, as well as on page 95 to attribute to PRC counsel this assertion that your operations do not contravene PRC law which constitutes a legal conclusion.

We acknowledge the comment and have revised the referenced disclosures to state that statements in question represent the opinion of our PRC counsel. The revised disclosure in this section can be found on page 2 and reads as follows:

Based on the advice of our PRC legal counsel, Deheng Law Offices, PRC laws and regulations allow foreign-owned entities to conduct such business directly, rather than through contractual VIE agreements.

Loan Lauren P. Nguyen, Legal Branch Chief

January 9, 2018

The new disclosure on page 90 reads as follows:

The vast majority of our business is processing and/or selling agricultural products, as well as selling our products on third-party e-commerce websites. Based on the advice of our PRC legal counsel, Deheng Law Offices, PRC laws and regulations allow foreign-owned entities to conduct such business directly, rather than through contractual VIE agreements.

Corporate Structure, page 59

Khorgos Farmmi Enterprise Service Co., Ltd., page 60

2.	We note your revisions in this section and your response to prior comment 3. Please similarly revise your disclosure on page 63 to specifically reference counsel’s conclusion that your subsidiary Khorgos Farmmi satisfies the tax exemption available to certain software and IT technology development companies within Khorgos special economic development zone.

We acknowledge the comment and have revised the referenced disclosures to state that statements in question represent the opinion of our PRC counsel. The revised disclosure can be found on page 60 and reads as follows:

Based on the advice of our PRC legal counsel, Deheng Law Offices, Khorgos Farmmi satisfies the conditions of ~~the~~such tax exemption.

3.	We want to make sure that any subsequent amendments you revise include updated disclosures for your capitalization, dilution and post-offering ownership tables.

We have revised the capitalization, dilution and post-offering ownership tables on pages 40 and 41 to reflect the effects of offering 1,250,000 shares at the assumed offering price of $5.00 per share, the mid-point of the bona fide offering price range.

Finally, as mentioned in the staff’s message, we confirm that we will continue to provide updates about the status of FINRA’s and Nasdaq’s reviews of the offering.

Thank you in advance for your assistance in reviewing this response and the Amendment 2. Should you have any questions with respect to the above responses, please contact me or our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Yefang Zhang

Yefang Zhang